Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Kansas City Southern de México, S.A. de C.V.:

We consent to the use of our audit report dated February 11, 2010, except as to note 13 – change in accounting policy, which is as of September 13, 2010, with respect to the consolidated balance sheets of Kansas City Southern de México, S.A. de C.V. as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2009, 2008, and 2007, included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus.

Kansas City, Missouri

September 13, 2010